Exhibit (a)(5)(C)

Xenia Master Q&A Document

Xenia Spin-Off

General Information

•	Xenia Hotels & Resorts, Inc. (“Xenia” or “Company”) is a new self-advised and self-administered REIT that invests primarily in premium full service, lifestyle and urban upscale hotels, with a focus on the top 25 U.S. lodging markets (as defined by STR. Inc.) as well as key leisure destinations in the United States.

•	The REIT spun off from Inland American on February 3, 2015

•	Currently, the company owns a portfolio of 46 hotels, comprising 12,636 rooms, across 19 states and the District of Columbia, and a majority interest in two hotels under development located in Charleston, SC and Mountain Brook, AL.

•	The company’s hotels are primarily operated by industry leaders such as Marriott®, Hilton®, Hyatt®, Starwood®, Kimpton®, Aston®, Fairmont® and Loews®, as well as leading independent management companies.

•	Xenia is headquartered in Orlando, Florida focused solely on the lodging sector. Xenia is managed by a senior management team with an average of 26 years of lodging experience.

•	The company trades on the NYSE under the ticker symbol “XHR”.

•	More information on Xenia can be found at www.xeniareit.com

Q:	How did the company come up with the 8 to 1 ratio?

A:	The Board of Directors of Inland American determined the distribution ratio.

Q:	Will Xenia pay distributions?

A:	Xenia anticipates making regular quarterly distributions at an initial rate of $0.23 per share for a full quarter. On an annualized basis, this would be $0.92 per share of common stock. Xenia’s independent board of directors will review the distribution rate on a regular basis.

Q:	What is the company’s strategy to grow the value of the stock?

A:

Xenia intends to enhance the value of its existing hotels through focused asset management and targeted renovation projects. Xenia believes that by pursuing this strategy, it will strengthen its position as a leading owner of hotel properties across its targeted segments. Xenia believes that its senior management team’s overall lodging experience and proven track record, as well as its

Xenia Master Q&A Document

in-depth knowledge of its hotels and long-standing and extensive relationships within the lodging industry, will enable Xenia to successfully execute on its business strategy to earn returns in excess of its cost of capital and create long-term value for Xenia’s stockholders.

Q:	Will Xenia continue to purchase additional hotels?

A:	Xenia believes that the current market environment presents attractive opportunities for it to acquire additional hotels with significant upside potential that are compatible with Xenia’s investment strategy. Xenia will continue to own and pursue hotels in the upscale, upper upscale and luxury segments that are affiliated with premium, leading brands, as Xenia believes that these segments yield attractive risk-adjusted returns.

Q:	How will the Xenia spin-off benefit the stockholder?

A:	The spin-off and listing is providing a market to buy or sell your shares of Xenia on the NYSE. Each investor will be able to make their own investment decision with respect to the shares that they own. In addition, Xenia believes, with its distinguished market and asset type investment strategy, and fresh access to the capital markets, Xenia is well positioned to grow its business. Xenia has maintained a robust track record of delivering strong cash flows, but as a standalone company, it also looks forward to greater operational flexibility, quicker decision-making and more efficient deployment of resources as Xenia remains committed to creating stockholder value.

Q:	Why spin-off from Inland American?

A:	Xenia believes its separation from Inland American will enable its dedicated management team to focus solely on its premium full service, lifestyle and urban upscale hotel portfolio and make decisions solely based on its business objectives and strategic goals. As a pure play lodging company, Xenia believes it will be well-positioned to grow its business through operational flexibility, efficient deployment of resources and quick decision-making based solely on the needs of Xenia’s stockholders. Xenia also believes that current lodging market fundamentals provide meaningful opportunities for revenue and Adjusted EBITDA growth at Xenia’s existing hotels.

Xenia Master Q&A Document

Q:	I received a check for a small dollar amount related to the Xenia spin, why?

A:	No fractional shares were distributed during the spin-off of Xenia. Stockholders received cash from the sale of their fractional shares in lieu of any fractional shares they would otherwise be entitled to receive in the distribution.

Q:	Why is the spin-off taxable?

A:	The operations of Inland American and Xenia did not allow for a tax free spin-off of Xenia. For those stockholders who hold shares in non-qualified accounts, a portion of the distribution will be taxable to the Inland American stockholders, which is consistent with the other spin-off transaction involving a hotel REIT. The distribution will be taxed similar to Inland American’s monthly distributions. Xenia cannot predict with certainty, at this time, what that tax will be. Stockholders are urged to consult with their tax advisors.

Q:	Will physical share certificates be issued following the separation?

A:	No, physical share certificates of Xenia will be issued. Shares of Xenia common stock will only be issued in book-entry form.

Q:	What will the relationship be between Inland American and Xenia following the separation?

A:	Following the distribution, Xenia and Inland American will be separate companies. Inland American and Xenia entered into a Transition Services Agreement under which Inland American will provide certain transition services to Xenia, including services related to information technology systems, financial reporting and accounting and legal services. The expiration date will vary by service provided and the agreement will terminate on March 31, 2016, or an earlier date if Xenia determines that it no longer needs any of the services. The costs of the services to be provided to Inland American are estimated to be approximately $500,000 to $800,000 in the first twelve months following the separation. Please see the full copy of the transition services agreement that was filed as an exhibit to the Form 10 for further details.

Q:	Does Inland American still control Xenia?

A:	Inland American does not control Xenia. Xenia is its own separate company with its own independent Board of Directors. Inland American has no representation on the Xenia Board of Directors. Immediately following the distribution, Inland American continues to own approximately 5% of our outstanding stock

Q:	Will my account number stay the same?

A:	Xenia’s fund number will be 4251 and yes, the Inland American account numbers will remain the same.

Xenia Master Q&A Document

Xenia Tender Offer

•	The price range will be specified by the tendering stockholders and will not be greater than $21.00 or less than $19.00 per share in 50 cent increments.

•	The offer commenced on February 4, 2015 and will expire at 5:00 PM ET on March 5, 2015, a time frame that may be extended at the Company’s discretion.

•	Promptly after the closing, the final price (within the stated range) will be determined at a level that will enable the Company to purchase the maximum number of outstanding shares, up to $125 million. All shares tendered at or below the final price that are accepted for payment will receive the same price regardless of the price at which they are tendered.

Q:	What is a modified “Dutch Auction” tender offer?

A:	A modified “Dutch Auction” tender offer is an auction structure in which stockholders specify, within a given range, a price at which they are willing to tender all or a portion of their shares. In this case, per the Schedule TO, Xenia is offering to purchase for cash up to $125 million in value of Xenia shares within the range set by the Board of Directors. The ultimate purchase price will be the lowest price that will enable Xenia to purchase $125 million of its shares. Regardless of the price at which you tender your shares, if it is below the ultimate purchase price, you will still be paid the higher purchase price in the Offer if your shares are accepted for payment. This range of potential purchase prices will be announced upon commencement of the offer.

Q:	How will stockholders tender their shares?

A:	Tender offer materials, including the offer to purchase, the letter of transmittal, and other related materials, will be available to all stockholders and their financial representatives after commencement. If a stockholder holds their shares in a directly-held account with DST, you will receive all the tender offer material in the mail. If your shares are held in a brokerage account then you will need to contact your broker to tender your shares. We strongly recommend that you consult your professional financial advisor to determine the status of your account and the best way to tender your shares, to the extent you desire to do so after reading all relevant documentation.

Xenia Master Q&A Document

Q:	What will be the range for the Dutch tender offer?

A:	The tender offer will be structured as a modified “Dutch Auction,” with a minimum price of $19.00 per share and a maximum price of $21.00 per share, in $0.50 increments, such as: $19.00, $19.50, $20.00, $20.50, $21.00. The stockholders tendering shares will determine the final purchase price. If the final purchase price is determined to be above the price you tendered your shares at, stockholders will receive the final (higher) price for their shares. Similarly, if the price at which you tender some or all of your Shares is above the final purchase price, those shares tendered above the purchase price will not be accepted by Xenia for payment in the offer.

Q:	What if stockholders tender more than $125 million?

A:	If stockholders tender more than $125 million, Xenia will purchase shares on the following basis:

•	First, Xenia will purchase all shares tendered by “odd lot holders” (stockholders holding less than 100 shares) who tender all of their shares; and

•	Second, after the purchase of all the shares properly tendered by odd lot holders, Xenia will purchase all other shares properly tendered at or below the purchase price, on a pro rata basis. This means that each stockholder will only have a portion of their shares purchased.

Q:	How was the price range determined?

A:	The Company determined the price range for the Offer based on discussions and advice from its financial advisors and the range, which was determined to be in the best interest of the Company, which was approved by the Company’s Board of Directors

Q:	What are the tax consequences of the transaction?

A:	If Xenia accepts your tender of shares, you will be treated as either having sold or exchanged those shares in a taxable transaction or, under certain circumstances, as having received a distribution with respect to those shares that is treated as a dividend to the extent it is paid out of Xenia’s current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your shares.

Q:	If you were me, what would you do?

A:	I am sorry I cannot offer advice on how you should proceed with the tender. Stockholders must make their own decisions regarding their shares. No member of our Board, the paying agent, the depositary, the information agent or any of their respective affiliates has made, or is making, any recommendation to stockholders as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares.

Xenia Master Q&A Document

Q:	What will happen to my distributions if I do/don’t tender shares?

A:	If you don’t tender your shares you will receive any quarterly distributions made by Xenia in the future. If you do decide to tender all or a portion of your shares, you will no longer receive a distribution on those shares that are accepted for purchase.

Q:	Why is Xenia doing a Dutch tender offer?

A:	Xenia has a large number of stockholders upon completion of the spin-off and listing, and there may be a significant pent-up demand to sell Xenia’s shares. Xenia believes the tender offer will help ease that demand and provide shareholders seeking liquidity with an efficient means to achieve it. Xenia’s advisors and board of directors believe that the offer is a prudent use of Xenia’s financial resources given its business profile and assets. Xenia believes the offer will augment the options available to stockholders in connection with the listing of the Shares on the NYSE by allowing them to tender all or a portion of their shares in the offer. The offer also provides Xenia’s stockholders with an efficient way to sell their shares without incurring most broker’s fees or commissions associated with open market sales.

Q:	Following the tender offer, will the Company continue as a public reporting company?

A.	Yes, following the tender offer Xenia will continue to be a stand-alone, publicly traded REIT.

Q:	When will the offer expire?

A:	As disclosed in the tender offer materials that provide all relevant information regarding the tender offer, the offer is scheduled to expire at 5:00 p.m. New York City Time, on March 5, 2015, unless it is extended by the Company.

Q:	Will I know if my shares have been properly tendered and accepted?

A:	To the extent practicable, the Company and DST will attempt to give notice of any defects or irregularities in tenders, provided, however, that none of the Company or DST will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter.

Q:	Must I tender all of my shares to participate in the offer?

A:	No. You may tender all of your shares, a portion of your shares or none of your shares. You are able to tender your shares regardless of how long you have owned them. However, if you are an odd lot holder and seek the preference afforded to odd-lot holders, you must tender all of your shares.

Xenia Master Q&A Document

Q:	May I withdraw my tendered shares?

A:	Yes. You may withdraw any or all Shares tendered at any time prior to 5:00 p.m. Eastern on the expiration date of March 5. To withdraw your tendered shares, you must properly submit a written notice of withdrawal and deliver it, together with any required signature guarantees and any other required documents, to DST. Please note that a Withdrawal Letter delivered via a method of delivery other than U.S. mail or overnight courier service will not be accepted.